March 10, 2010

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on January 22, 2010 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated February 18, 2010 to Terence R. Rogers, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

General

1.	Comment: We note that throughout the first part of the document you refer to net sales, net income and Adjusted EBITDA amounts for the “twelve months ended September 30, 2009.” In light of the fact that the audited and unaudited financial statements included in this Form S-1 are for the year end December 31, 2008 and the nine months ended September 30, 2009, respectively, we do not believe it is appropriate to provide sales, net income, or any other financial measures for a period that is not consistent with your financial statements. Please revise to eliminate these amounts or alternatively replace them with fiscal 2008 or year-to-date fiscal 2009 amounts. Alternatively, please tell us and revise the filing to explain why you believe your current presentation is meaningful to potential investors.

Response: The Company has revised the Registration Statement to include fiscal 2009 amounts reflecting the inclusion in the Registration Statement of audited financial statements for the year ended December 31, 2009 and has accordingly deleted information for the “twelve months ended September 30, 2009.”

Back Cover Page

2.	Comment: Please move the dealer prospectus delivery requirements to the back cover page.

Response: The Company has revised the Registration Statement to comply with the Staff’s comment.

Prospectus Summary, page 1

General

3.	Comment: Your summary appears to duplicate disclosure provided in your “Business” section. Please revise your summary to provide a brief overview of the key aspects of your offering and to present a more balanced picture of your business and industry. Refer to Item 503 of Regulation S-K.

Response: The Company has revised the Registration Statement to comply with the Staff’s comment.

4.	Comment: As a follow up to the above comment, please limit your use of marketing language throughout your filing. Examples include but are not limited to “strategically located,” “uniquely positioned,” “coordinated and consistent methodologies,” and “strategically aligned.”

Response: The Company has revised the Registration Statement to comply with the Staff’s comment.

5.	Comment: You refer to a number of estimates and statistics given by various government and non-governmental agencies, such as the U.S. Congressional Budget Office, the MSCI, and Purchasing Magazine. Please disclose the names of any reports that form the basis of these estimates and statistics. If these sources are not generally publicly available at a nominal cost, file a consent from the preparer as an exhibit to the registration statement.

Response: The Company has revised the Registration Statement under the heading “Industry and Market Data” to comply with the Staff’s comment. Publications referenced in the Registration Statement are publicly available at nominal cost.

Our Company, page 1

6.	Comment: Please revise your introductory paragraph to include the net sales and net income (or net loss) for your most recent audited period, as well as your interim stub. Please similarly revise in the first paragraph of your Business Section at page 53.

Response: The Company has revised the Registration Statement on pages 1 and 53 to comply with the Staff’s comment.

7.	Comment: Please disclose the basis for your statement that the changes Platinum has made since its acquisition have resulted in “permanent” cost savings estimated at $180 million annually and position Ryerson for “improved profitability and future growth.” Include a breakdown of the $180 million estimate, to the extent practicable. Similarly revise your disclosure on page 4.

Response: The Company has revised the Registration Statement on pages 4 and 57 to comply with the Staff’s comment.

Industry Outlook, page 3

8.	Comment: Please balance this section to add disclosure that there can be no guarantee on the timing of any overall improvement in the industry. Please balance the disclosure to also indicate that the current recessionary climate has affected and may continue to affect your results.

Response: The Company has revised the Registration Statement on page 2 to comply with the Staff’s comment.

9.	Comment: Please quantify the “improving trend” that you have seen in your orders, to the extent practicable.

Response: The Company has revised the Registration Statement on pages 2 and 60 to comply with the Staff’s comment.

10.	Comment: Please provide the basis for your statement that restocking activities are “expected to be significant and protracted.”

Response: The Company has revised the Registration Statement on pages 2 and 60 to comply with the Staff’s comment.

11.	Comment: Please define “CRU” upon first use.

Response: The Company has revised the Registration Statement on pages 2-3 to comply with the Staff’s comment.

12.	Comment: Please quantify your “significant and growing presence” in China, to the extent practicable. Please similarly revise throughout your filing.

Response: The Company has revised the Registration Statement on pages 3 and 55 and throughout the Registration Statement to comply with the Staff’s comment.

Leading Market Position, page 4

13.	Comment: Please substantiate to us that you are the largest distributor of stainless steel in the United States and Canada. Also substantiate to us that you are the only major North American service center with a significant presence in China.

Response: The Company respectfully submits that it believes it is the largest distributor of stainless steel in the United States and Canada based on its knowledge of its competitors’ respective overall metals distribution market shares and the extent to which these competitors specifically participate in the stainless steel market. Based on this, the Company reasonably believes that it is the largest distributor of stainless steel in the United Sates and Canada.

With respect to its operations in China, the Company has revised the Registration Statement on pages 3 and 55 to clarify its position in China. The Company’s China operations represented approximately 7% of the Company’s total volume in 2009 and it is the Company’s belief that none of its North American competitors have a presence in China as significant as this, relative to such competitors’ overall operations.

Transformed Operating and Cost Structure since Platinum Acquisition, page 4

14.	Comment: Please disclose the basis for your statement that you have reduced your annual costs by approximately $280 million. Provide a breakdown of those cost savings and specify the time period over which those cost savings were realized.

Response: The Company has revised the Registration Statement on pages 4 and 57 to comply with the Staff’s comment.

15.	Comment: Please define “the cycle.”

Response: The Company has revised the Registration Statement on page 57 to comply with the Staff’s comment.

Broad-Based Platform for Growth, page 5

16.	Comment: Please revise the first sentence for accuracy. Whatever your ability to “improve profitability” is, it did not keep you from losing money recently.

Response: The Company has revised the Registration Statement on pages 5 and 57 to comply with the Staff’s comment.

Ryerson Holding Offering, page 8

17.	Comment: Please quantify the percentage and amount of the gross proceeds that Platinum and its affiliates are expected to receive in the Ryerson Holding Offering.

Response: The Company has revised the Registration Statement on page 7 to comply with the Staff’s comment.

The Sponsor, page 8

18.	Comment: Define Platinum’s “M&A&O” approach.

Response: The Company has revised the Registration Statement on page 7 to comply with the Staff’s comment.

Corporate Structure, page 9

19.	Comment: Please revise to include an organizational chart including your current structure and ownership, including material subsidiaries and ownership by Platinum and its affiliates.

Response: The Company has revised the Registration Statement on page 8 to comply with the Staff’s comment.

20.	Comment: Please disclose how your beneficial ownership will change after the offering.

Response: The Company has revised the Registration Statement on page 8 and will include the missing information regarding the change in beneficial ownership after the offering and related information in a subsequent pre-effective amendment to the Registration Statement and acknowledges that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

Risk Factors, page 15

21.	Comment: Refer to the opening paragraph. Please delete the third and fourth sentences. All known material risks should be described. If a risk is not deemed material, please do not reference it.

Response: The Company has revised the Registration Statement on page 15 to comply with the Staff’s comment.

Our controlling stockholder, page 23

22.	Comment: Please consider expanding this risk factor to provide investors with a better sense of what control by a few significant shareholders means. Examples might include the cash dividend to your stockholders of the proceeds from the Ryerson Holding Offering and the first use of proceeds from this offering to redeem in full the Ryerson Holding Notes and the ability to declare future dividends. Another potential example is disclose how much Platinum paid for Ryerson and how much it made on that transaction using the public offering price of this offering.

Response: The Company has revised the Registration Statement on pages 23-24 to comply with the Staff’s comment.

Forward-Looking Statements, page 26

23.	Comment: Please delete the reference to the Private Securities Litigation Reform Act of 1995 or make clear that its statutory safe harbor does not apply to you. Refer to Section 27A(b)(2)(D), which expressly states that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering.

Response: The Company has revised the Registration Statement on page 26 to comply with the Staff’s comment.

Capitalization, page 29

24.	Comment: We note your disclosure that the capitalization table is shown on a “further as adjusted basis” to give effect to the sale of shares of your common stock and the application of the net proceeds. Please revise to disclose the method you used in calculating or determining the estimated amount of net proceeds you will receive from the sale of stock in this offering (e.g. midpoint of the range of stock prices listed on the front of the document).

Response: The Company has revised the Registration Statement on page 29 to comply with the Staff’s comment.

25.	Comment: We note that you have reflected the Services Agreement Termination in the “as further adjusted” column of your Capitalization table. Please revise to include footnote disclosure of the nature and terms of this Services Agreement and its termination, or cross-reference to a discussion thereof.

Response: The Company has revised the Registration Statement on page 29 to comply with the Staff’s comment by including footnote disclosure of the Services Agreement Termination.

Selected Consolidated Financial Data, page 32

26.	Comment: Please revise your table of Selected Consolidated Financial Data to include disclosure of cash dividends per common share. See Item 301 to Regulation S-K.

Response: The Company has revised the Registration Statement on page 33 to comply with the Staff’s comment.

Management’s Discussion and Analysis

Results of Operations, page 36

27.	Comment: We note your disclosure of the results of operations discusses the changes between periods of net sales and gross profit. Please revise to discuss and analyze net sales and cost of materials sold (rather than just gross profit). Because gross profit is impacted by both net sales and cost of materials sold, we believe a separate discussion of cost of sales results is appropriate.

Response: The Company has revised the Registration Statement on pages 35, 36 and 38 to comply with the Staff’s comment.

Total Debt, page 43

Ryerson Credit Facility, page 43

28.	Comment: Please briefly explain how the credit availability is limited by the amount of “eligible” accounts receivable and inventory pledged as collateral.

Response: The Company has revised the Registration Statement on page 42 to comply with the Staff’s comment.

29.	Comment: Please add risk factor disclosure that if availability under the facility declines to a certain level you will be required to maintain a fixed charge coverage ratio at the end of each fiscal quarter. If there is a risk that you are near being under this level of availability, please also add to your risk factor disclosure the “certain level” at which you will required to maintain a fixed charge coverage ratio at the end of each fiscal quarter and disclose this ratio so that investors can assess the risk.

Response: The Company has revised the Registration Statement on page 17 to comply with the Staff’s comment. The Company does not believe that there is a risk of falling below the level of availability under the facility pursuant to which it would be required to maintain a fixed charge coverage ratio at the end of each fiscal quarter.

30.	Comment: Please also disclose the events of default other than a change of control or advise.

Response: The Company has revised the Registration Statement on page 42 to comply with the Staff’s comment.

31.	Comment: Please add to this section a brief discussion of the January 21, 2010 offering of Senior Discount Notes due 2015.

Response: The Company has revised the Registration Statement on page 43 to comply with the Staff’s comment.

Business, page 53

32.	Comment: We note your disclosure and charts for the twelve months ended September 30, 2009. Please revise to include this disclosure for the twelve months ended December 30, 2008 to coincide with your fiscal year end or advise. Similarly revise the Summary section.

Response: The Company has revised the Registration Statement on pages 2 and 53-54 to comply with the Staff’s comment.

Pursue Value-Accretive Acquisitions, page 58

33.	Comment: Please clarify if you have any current plans to make acquisitions. If you have no current plans, please make that clear.

Response: The Company has revised the Registration Statement on page 59 to comply with the Staff’s comment.

Management, page 69

34.	Comment: Please revise your “Management” and “Executive Compensation” sections to comply with the proxy disclosure enhancement rules as set forth in Securities Act Release No. 33-9089, effective February 28, 2010. Refer to Question 4 of the Compliance and Disclosure Interpretations: Proxy Disclosure Enhancements Transition for additional guidance, available at: http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm#q4.

Response: The Company will revise its “Management” section in the Registration statement to include the missing information required by the proxy disclosure enhancement rules and related information in a subsequent pre-effective amendment to the Registration Statement. The Company acknowledges that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

With respect to the “Executive Compensation” section, the Company respectfully submits that it has determined that none of its compensation policies or practices create risks reasonably likely to have a material adverse effect on the Company.

Executive Compensation, page 73

35.	Comment: Please advise as to why you have included compensation information as to only three named executive officers. Refer to Instruction 2 to Item 402(a)(3) of Regulation S-K.

Response: The Company interprets Rule 3b-7 to define “executive officer” as any person who has day-to-day operational control of a principal business unit, division, or function, or who performs a policy-making function. The Company has determined that during 2009 there were only three employees of the Company and its subsidiaries that served as executive officers. The policies of the Company and its subsidiaries are generally set by a committee consisting of Stephen E. Makarewicz, Terence R. Rogers and four employees of Platinum Equity Advisors, LLC, an affiliate of the Company’s largest stockholders. No other employees of the Company or its subsidiaries, other than Matthias L. Heilmann, perform policy making functions. Throughout 2009, Stephen E. Makarewicz served as the Company’s principal executive officer; Terence R. Rogers served as its principal financial officer, and Matthias L. Heilmann served as its chief operating officer. Other than the policy making decisions specifically reserved for the committee, all major decisions regarding the Company and its subsidiaries (including such things as material contracting, staffing, strategic direction and expenditures) required the approval of at least one of the Company’s named executive officers.

Annual Bonus, page 74

36.	Comment: We note your disclosure regarding EVA being used as a performance measure. Please include quantitative disclosure regarding the determination of targets. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific target, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target.

Response: The Company has revised the Registration Statement on page 74 to comply with the Staff’s comment and has updated the disclosure to include threshold and target EVA.

Long Term Incentive Bonus, page 74

37.	Comment: Please disclose whether or not there any criteria were used to determine the amount of the granted performance units.

Response: There were no set criteria used to determine the amount of the granted performance units. The size of the award is based upon the individual’s position, value to the Company and anticipated contribution to Company performance. The Company has revised the Registration Statement on pages 74-75 to respond to the Staff’s comment.

Grants of Plan-Based Awards, page 77

38.	Comment: Please advise us why there does not appear to be a valuation associated with the performance units granted in the chart. Refer to Item 402(c)(2)(v) and Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response: The Company respectfully submits that the grant date fair value of the participant units granted in 2009 was zero, as is explained in more detail in the Company’s response to comment 60 below. The Company has updated the Registration Statement on pages 76 and 77 by updating (i) the Summary Compensation Table to include a zero valuation in the “Stock Awards” column (and a corresponding footnote regarding the valuation), and (ii) the Grant of Plan Based Award Table to include a zero valuation in the “Grant Date Fair Value of Stock Awards” column (and a corresponding footnote regarding the valuation).

Certain Relationships and Related Party Transactions, page 81

39.	Comment: We note that on page F-43 you disclose that you purchased and sold corporate bonds of an affiliate of Platinum Equity, LLC for a gain of $6.7 million. Please revise this section to disclose details of this transaction or advise.

Response: The Company has revised the Registration Statement on page 81 to comply with the Staff’s comment.

Description of Certain Indebtedness, page 87

General

40.	Comment: We note that in the first paragraph on page 87 you state that you do not guarantee any obligations under the Ryerson Credit Facility, yet in the last paragraph on page 87 you state that this credit facility “is also guaranteed by us.” Please reconcile or advise.

Response: The Company has revised the Registration Statement on page 87 to comply with the Staff’s comment.

Covenants, Representations and Other Matters, page 88

41.	Comment: Please disclose in greater detail the events of default, cross-defaults and cross-acceleration provisions of the Ryerson Credit Facility so that investors can evaluate the likelihood that these will occur or advise.

Response: The Company has revised the Registration Statement on page 88 to comply with the Staff’s comment.

Audited Financial Statements

Notes to the Financial Statements

Note 1. Statement of Accounting and Financial Policies

Business Segments, page F-9

42.	Comment: We note your disclosure that you had six operating segments based on geographic regions as of December 31, 2008, but under the aggregation criteria set forth in ASC 280, you operate in only one reportable operating segment known as metal service centers. Please tell us how you meet the aggregation criteria set forth in FASB ASC 280-10-50-11 and 12 to combine all six of these operating segments into one reportable segment.

Response: For 2008, the Company identified six geographic regions in which it operates, consisting of the Midwest, West, Southwest, Southeast and Northeast in the United States and Canada. All of the service centers in these regions are metals service centers that perform substantially identical services.

The Company’s geographic operating segments are similar in each of the areas discussed below:

a. The nature of the products and services

All of the Company’s service centers in the regions purchase large volumes of metals, primarily from metals suppliers (including mills), and engage in distribution operations, including processing operations, to meet the needs of the Company’s customers. The metals purchased by each service center, although with a different mix, are all the same and include, carbon steel, stainless steel and aluminum. A corporate-wide central purchasing group, which reports to the Company’s chief procurement officer, coordinates the enterprise-wide metals purchasing function for all of the service centers within the regions. This group is measured on its ability to leverage combined material purchasing volumes when placing orders with the Company’s suppliers.

b. The nature of the production processes

The service centers in the regions use comparable processing techniques to process metals for its customers, such as cutting-to-length, sawing, burning, slitting, which is cutting coiled metals to specific width, and blanking, which is cutting coiled metals to specific length and width. All of the Company’s service centers within each region have similar production capabilities in each market they operate in. The service centers carry carbon steel, stainless steel and aluminum metals in coil, sheet, plate and long product form, with some that carry various other metals in similar forms.

c. The type or class of customer for their products and services

All regions sell to similar classes of customers, which include most metal-consuming industries, including machinery manufacturers, fabricated metal products producers, electrical machinery producers, transportation equipment producers, construction-related purchasers, wholesale distributors, metal mills and foundries. All regions are similarly sensitive to changes in metals prices and to changes in general economic conditions.

d. The methods used to distribute their products or provide their services

All of the Company’s service centers within the regions ship their products either through carriers contracted by the Company or through common carriers contracted by the Company or its customers. Substantially all shipments are delivered by truck.

e. If applicable, the nature of the regulatory environment

There is essentially no difference in the nature of the regulatory environment for the service centers within the Company’s six regions.

For the foregoing reasons, all of the Company’s operating segments share similar economic characteristics based upon their expected long-term financial performance. The Company’s key economic characteristic for evaluating its operating segments is FIFO earnings before interest, taxes, depreciation, amortization and reorganization expenses (“FIFO EBITDAR”).

Since October 2007, the Company has been owned by affiliates of Platinum Equity, LLC, a private equity firm that uses FIFO EBITDAR as the key performance measure to evaluate the business. Regional management bonus plans are based on FIFO EBITDAR. FIFO EBITDAR is a more important metric to the Company’s owners and debt holders when measuring performance and risks than other metrics, such as gross margin.

FIFO EBITDAR in a given geographic region can vary based on factors such as general economic conditions, which may affect and partially dictate the pace and scale of the regional performance congruence. The metals service center industry is cyclical, impacted by both market demand and metals supply. However, based on the homogenous nature of the Company’s products and services, in the intermediate to long term, fundamentals of the business suggest that each of the Company’s geographic regions will be fundamentally similar. All of the Company’s geographic regions have very similar profiles as they relate to product offering, customer mix, market presence and distribution.

While the expectation is that the economic performance of the Company’s regions will be similar over the long-term, from time to time a particular region may differ slightly from the others. The Company’s regional operating structure allows it to identify operating and commercial issues in underperforming markets on a service center by service center basis. Once identified, the Company can isolate underlying fundamental issues that may exist and develop action plans to address these issues. The short-term success of these efforts can be masked or delayed by current macro-economic conditions. However, once the issues are addressed, the operating performance is expected to return to be in line with the other regions.

Regional sales activity historically move in tandem with one another because they all sell metal commodities with a reasonably similar profile to one another, almost totally consisting of carbon steel, aluminum and stainless steel products. In addition to that fact, the prices and demand of the metal commodities themselves tend to move in tandem with one another as they are primarily affected by North American and global macroeconomic factors. These factors combine to create similar overall sales patterns among the regions in which the Company expects to continue operating in the future.

Consistent with the way the Company manages its business as metals service centers on a global scale, the Company believes readers of its financial statements can best assess the Company’s past and future performance by analyzing the Company’s reported data as one reportable operating segment. The Company believes that these measures meet the similar economic characteristic criteria of ASC 280-10-50-11 as outlined above.

Equity Method Investments, page F-9

43.

Comment: We note your disclosure that equity income is reported in “cost of materials sold” in the statements of operations. Please explain to us why you believe it is appropriate to include this amount in cost of materials sold. While we note that the amount is not material to gross profit, it is material to operating profit for several of the periods presented. Also, in light of your use of the term “equity income” in your disclosure, please confirm to us that any losses in your equity method investments are included in the same line item.

Response: The Company had three equity investments during the three years ended December 31, 2008. All of these equity investments were joint ventures in the metals service center business. The joint ventures were Coryer S.A. de C.V (“Coryer”) in Mexico, Tata Ryerson Limited (“Tata Ryerson”) in India and VSC-Ryerson in China. The Company’s interest in Coryer was sold on November 28, 2008 and its interest in Tata Ryerson was sold on July 10, 2009. Following its acquisition of a controlling interest in VSC-Ryerson on October 31, 2008, the Company began reporting its equity investment in China as part of its consolidated financial statements. The amounts disclosed as equity income in the periods reported are net of any equity losses from these investments.

The equity income (loss) has been recorded in cost of materials sold as these investments were in the metals service center business, identical to the operations of the Company. The inclusion of equity income (loss) in cost of materials sold is not material to gross margin and does not affect the trend in operating profit or earnings. Lastly, the amount of equity earnings is prominently disclosed in the footnote to highlight the impact of our former joint ventures. As of July 10, 2009, the Company no longer had any equity investments. Accordingly, this will have no effect on future financial statements of the Company.

Revenue Recognition, page F-9

44.	Comment: We note from your disclosure on page 35 of MD&A that net sales includes revenue from product sales, net of returns, allowances, customer discounts and incentives. Please revise your notes to the financial statements to disclose how you account for these allowances, discounts and incentives in accordance with FASB ASC 605-50-45 (EITF 01-09). If the amount of the allowances, discounts and incentives is material, please disclose that amount in the notes to the financial statements.

Response: The Company has revised the Registration Statement on pages 48 and F-8 to comply with the Staff’s comment. The Company does not believe the amount of its allowances, discounts and incentives to be material.

Note 2. Business Combinations, page F-13

45.	Comment: We note from your disclosure in Note 2 that during the fourth quarter of 2008 you acquired an additional 40% interest in VSC-Ryerson and your total contribution in 2008 was $18.5 million. Please provide us with details, and revise your notes to disclose how you accounted for this transaction including detail of the fair value of the assets and liabilities recorded at the initial consolidation, and unaudited pro forma results of operations, to the extent the amounts are material. Also, include in your response the nature of the $33.3 million recorded in the statement of stockholders equity for the consolidation of the joint venture (increase to non-controlling interest) and the ($13.8) additional investment in the joint venture (decrease to non-controlling interest).

Response: During the fourth quarter of 2008, the Company purchased an additional 40% interest in VSC-Ryerson in two separate transactions for a total purchase price of $18.5 million. On October 31, 2008, the Company acquired an additional 20% interest in VSC-Ryerson for $4.3 million, increasing the Company’s total ownership percentage to 60%. The Company ceased to account for its investment in VSC-Ryerson as an equity investment and began consolidating VSC-Ryerson as of October 31, 2008. On December 31, 2008, the Company acquired another 20% share of VSC-Ryerson for $14.2 million, bringing its total ownership to 80%. The Company accounted for these transactions using the step-acquisition purchase accounting method under SFAS 141, Business Combinations (the Company adopted FASB ASC 805 on January 1, 2009). The Company recorded the fair value of assets acquired based on the percentage ownership acquired at each acquisition date and any incremental goodwill was based on the difference between the purchase consideration and the fair value of assets acquired. Noncontrolling interests were recorded using the historical cost of VSC-Ryerson’s net assets at the dates of acquisition.

The Company respectfully submits that the VSC-Ryerson acquisitions are immaterial to the Company’s financial statements and therefore do not require disclosure of the fair value of assets acquired or pro forma results of operations.

The Company recorded $33.3 million of noncontrolling interest as of October 31, 2008, representing the 40% noncontrolling interest percentage owned by our joint venture partner. This amount was determined based on VSC-Ryerson’s net assets at historical cost as of October 31, 2008. On December 31, 2008, when the Company acquired an additional 20% ownership interest in VSC-Ryerson from its joint venture partner, bringing its total ownership percentage to 80%, the noncontrolling interest was reduced by $13.8 million.

46.	Comment: We note that the merger of Rhombus Merger Corporation, a wholly owned subsidiary of Ryerson Holding, with and into Ryerson, resulted in the recognition of goodwill. Please revise to include disclosure of the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51b of SFAS No. 141. Also please revise to include pro forma earnings per share information for the years ended December 31, 2007 and 2006. See paragraph 54 and 55 of SFAS No. 141.

Response: The Company has revised its disclosure of the merger of Rhombus Merger Corporation, a wholly-owned subsidiary of the Company, with and into Ryerson Inc., to include disclosure of the primary reason for the acquisition, including a description of the factors that contributed to the recognition of goodwill and pro forma earnings per share on page F-12 to comply with the Staff’s comment.

Note 3. Inventories, page F-15

47.	Comment: We note your disclosure that inventories as of December 31, 2008 and 2007 consist of $819.5 million and $1,069.7 million, respectively, of in process and finished goods. In light of the significance of the amount of inventory to total assets on the balance sheet, please revise to separately present the amount of inventory related to in process inventory and the amount of inventory related to finished goods.

Response: The Company respectfully submits that it sells metals in a variety of shapes and sizes in forms such as rolled coils, sheets, plates, bar stock and tubes. Accordingly, virtually all of the Company’s inventory is in a condition to sell to its customers at any point in time. As a result, the Company’s inventory is primarily made up of finished goods. The Company’s in process inventory, at any given time, is approximately 1% of its total inventory. Such inventory is in process on average for less than one day due to the limited nature of the metal processing that the Company performs (e.g. sawing, slitting, blanking, cutting to length, etc.) for its customers. The Company normally ships products to its customers within three days of receiving an order. Accordingly, the Company has consolidated its discussion of in process inventory and the amount of inventory related to finished goods.

Note 5. Long-Term Debt, page F-15

48.	Comment: We note your disclosure that during 2008 $42.8 million principal amount of the Initial Fixed Rate Notes and $47.1 million principal amounts of the Initial Floating Rate Notes were repurchased and retired, resulting in the recognition of a $18.2 million gain. Please explain to us how you were able to repurchase the notes for a gain. As part of your response please tell us if any of the repurchased notes were purchased from related parties.

Response: The Company respectfully submits that the fixed and floating rate notes that are the subject of this comment were initially purchased through independent brokers in the open market. The Company’s repurchase and retiring of the notes in 2008 resulted in the recognition of an $18.2 million gain because, as a result of the state of the market at the time, the notes were purchased at then prevailing market prices, which were less than face value. None of the repurchased notes were purchased from related parties.

Note 18. Condensed Consolidating Financial Statements, page F-36

49.	Comment: We note your disclosure that the 2014 and 2015 Notes are fully and unconditionally guaranteed on a senior secured basis by each of Ryerson’s existing and future domestic subsidiaries that are co-borrowers or guarantee your obligations under the Ryerson Credit Facility. Please confirm and revise your disclosure to state that each of the subsidiary guarantors is 100% owned by Ryerson and that the guarantees are joint and several. See Rule 3-10(f) of Regulation S-X. Also, please revise the notes to the financial statements to include the disclosures required by Rule 3-10(1)(9) and (10) of Regulation S-X with respect to the 2014 Notes and the 2015 Notes, as applicable.

Response: The Company respectfully submits that it will not include condensed consolidating guarantor financial statements in its future filings. The Company is not the issuer, nor a guarantor, of Ryerson Inc.’s 2014 and 2015 Notes, and, as a result, Regulation S-X Rule 3-10 is not applicable to it. The disclosure required by Rule 3-10(i)(9) and (10) are not applicable to Ryerson Inc. as there are no restrictions on the ability of Ryerson Inc. or any guarantor to obtain funds from its subsidiaries by dividend or loan. However, pursuant to Regulation S-X Rule 4-08(e), note that Ryerson Inc. is restricted from paying certain cash dividends to the Company. Ryerson Inc. may only pay dividends to the Company to the extent of 50% of future net income, once prior losses are offset.

The Company will disclose in future filings of Ryerson Inc. that each subsidiary guarantor is 100% owned by Ryerson Inc. and that the guarantees are joint and several.

Note 21. Related Parties, page F-43

50.	Comment: We note your disclosure that in 2008 you purchased and sold $24.2 million of available-for-sale corporate bonds of a then current affiliate of Platinum Equity LLC for a gain of $6.7 million. Please provide us more details about the nature of this transaction and in light of the fact that this transaction was with a related party, please tell us why you believe it was appropriate to recognize a gain on the transaction.

Response: In April 2008, the Company made certain open market purchases of available-for-sale corporate bonds of PNA Intermediate Holding Corporation (“PNA Intermediate”), which was, at the time of purchase, an affiliate of Platinum. In August 2008, when Platinum subsequently sold PNA Group Holding Corporation, PNA Intermediate’s parent company, PNA Intermediate redeemed the bonds at 102% of their principal amount at maturity, plus accrued and unpaid interest, in accordance with the terms of the indenture. Upon the redemption of the bonds, the Company recognized a gain of $6.7 million as a result of the premium paid by PNA.

Supplementary Financial Data - Summary by Quarter, page F-45

51.	Comment: We note your presentation of net sales, gross profit, income (loss) before tax, and net income (loss) by quarter for fiscal 2008 and 2007. Please revise to include earnings per share information for each quarter. See Item 302 of Regulation S-K.

Response: The Company has revised its “Supplementary Financial Data – Summary by Quarter” table on page F-41 of the Registration Statement to include earnings per share information by quarter to comply with the Staff’s comment.

Unaudited Quarterly Financial Statements as of 9/30/09

General

52.	Comment: Please comply with our comments on the audited financial statements and notes to those financial statements within the unaudited interim financials statements and notes to those financial statements, as applicable.

Response: The Company has revised its financial statements throughout the Registration Statement to comply with the Staff’s comments.

Balance Sheet, page F-49

53.	Comment: We note from your disclosure on page 8 that in January 2010 you commenced an offering of Senior Discount Notes that is expected to generate gross proceeds of approximately $200 million, and you expect to use the proceeds from the issuance of the Notes to pay a cash dividend to your stockholders. We further note from the Use of Proceeds section on page 28 that you intend to use the proceeds of the common stock offering to repay in full these Senior Discount Notes (Ryerson Holding Notes). We believe these transactions are in substance, similar to the payment of a distribution to shareholders using the proceeds of the offering. As such, we believe you should revise your filing to include a pro forma balance sheet alongside the most recent historical balance sheet (i.e., September 30, 2009) to reflect this distribution accrual and the related debt obligations but not the offering proceeds. Also, please present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS. See Staff Accounting Bulletin Topic 1.B.3.

Response: On January 29, 2010, the Company completed an offering of $483 million aggregate principal amount at maturity of 14 1/2% Senior Discount Notes due 2015 (the “Ryerson Holding Notes”). The Company received net proceeds from the initial purchasers of the Ryerson Holding Notes (before expenses) of approximately $215.3 million. On January 29, 2009, the Company declared and paid a dividend of approximately $213.8 million to its stockholders. The Ryerson Holding Notes were issued by the Company, not by its subsidiary, Ryerson Inc. The Company respectfully submits that Staff Accounting Bulletin Topic 1.B.3 would apply only if Ryerson Inc., the Company’s subsidiary, issued the notes and subsequently paid a cash dividend to the Company, its parent. However, the stock offering contemplated by this Registration Statement, the issuance of the Ryerson Holding Notes and the cash dividend that was paid in connection with the offering of the Ryerson Holding Notes are all transactions of the Company (not its subsidiary) and the Company therefore submits that the disclosure otherwise required by Staff Accounting Bulletin Topic 1.B.3 is not applicable.

The capitalization table included on page 29 of the Registration Statement gives effect to, and the notes to the Company’s consolidated financial statements for the year ended December 31, 2009 disclose, (i) the issuance of the Ryerson Holding Notes and the payment of the cash dividend paid pursuant thereto and (ii) the sale of shares of common stock being offered pursuant to the Registration Statement and the application of the net proceeds therefrom. The Company has not included pro forma per share data because it is the Company that declared and paid the cash dividend rather than its subsidiary, as referenced in Staff Accounting Bulletin Topic 1.B.3.

Note 7. Income Taxes, page F-57

54.	Comment: We note your disclosure that you changed your tax accounting method for inventory in the third quarter of 2009 with respect to its 2008 U.S. federal income tax filing. Please tell us the reason for this accounting method change and tell us the nature of any significant effects it will have on the 2009 or future tax provisions.

Response: The Company respectfully submits that it elected to change its tax accounting method for inventory to conform to its financial reporting accounting method for inventory for the Company’s 2008 tax year. For financial reporting purposes, the Company had used the LIFO inventory method based on a rolling-average cost valuation approach, while for tax purposes prior to 2008, the Company used the LIFO inventory method based on a most recent acquisition cost valuation approach. The IRS traditionally viewed rolling-average inventory valuation as a method of accounting that did not clearly reflect income. However, in 2008, Rev. Proc. 2008-43 announced that the IRS generally will view a rolling-average method that is used for financial reporting purposes as clearly reflecting income for federal income tax purposes. As permitted under Rev. Proc. 2008-43, the Company elected to automatically make an accounting method change to conform its book and tax inventory methods. By conforming its inventory accounting methods to one common approach, the Company was able to eliminate the need to track and maintain separate inventory costing records for financial reporting and tax purposes.

The change in the Company’s tax accounting method for inventory did not have a significant effect on the Company’s provision for income taxes in 2009 and is not expected to have a significant effect on future periods. The change in tax accounting method for inventory creates timing differences, which did impact the Company’s current income tax payable and deferred tax liabilities on its consolidated balance sheet as of December 31, 2009, but was not significant to the Company’s liquidity and capital resources. The Company is unable to determine the effect of the timing differences on its future year end consolidated balance sheet as changes in the deferred tax liabilities for inventory will depend on future changes in the purchase price of the Company’s inventory.

55.

Comment: We note your disclosure that after considering both the positive and negative evidence for the second quarter of fiscal year 2009, the Company determined it was more-likely-than-not that it would not realize the full value of a portion of its US deferred tax assets and as a result you established a valuation allowance with a corresponding charge of $74.7 million to the provision for income taxes. Please tell us, and disclose in the notes to the financial statements and MD&A, the reasons for your conclusion that a valuation allowance was needed during 2009. As part of your response and revised disclosure, please explain the nature of any changes in facts or circumstances from December 31, 2008 through the second quarter of 2009 that resulted in the need for a valuation allowance.

Response: The Company respectfully submits that each quarter it reviews all negative and positive evidence available to determine whether it will be able to realize its deferred tax assets. At June 30, 2009, the Company reached a point where it had a cumulative U.S. pre-tax loss for the twelve quarters ended June 30, 2009. We were not forecasting a twelve quarter cumulative loss and this had not been the case prior to the second quarter of 2009. ASC 740-10-30-21 states that a determination that a valuation allowance is not required is difficult to sustain when there is significant negative evidence such as cumulative losses in recent years. ASC 740 does not specifically define “cumulative losses in recent years.” However, in discussing cumulative losses, the FASB did note in Statement 109.100 (non-authoritative) that they considered such losses in the context of a three-year period.

As a result of having twelve quarters of cumulative U.S. pre-tax losses during the second quarter of 2009, the Company was unable to rely on the positive evidence of projected future income. The Company reviewed all of the other future sources of taxable income such as: (i) the expected reversal of existing taxable temporary differences, (ii) its ability to carryback taxable losses, and (iii) the availability of prudent and feasible tax planning strategies. Based on that review, the Company determined a valuation allowance against the U.S. deferred tax assets was required at June 30, 2009.

The Company will update its notes to the financial statements and MD&A in its future filings to more clearly state its conclusion that a valuation allowance was needed during 2009 as a result of these cumulative losses.

Note 15. Subsequent Events, page F-65

56.	Comment: We note your disclosure that in the fourth quarter of 2009 you obtained third party appraisals on certain assets held for sale and recorded a $13.2 million impairment charge. Please tell us the nature of these assets and explain to us why you do not believe it was appropriate to record the charge prior to the fourth quarter of 2009. As part of your response, please tell us the nature of all changes in facts and circumstances related to these assets since September 30, 2009 that resulted in the impairment charge during the fourth quarter.

Response: The Company respectfully submits that in connection with the acquisition of Ryerson by Platinum on October 19, 2007, management developed and approved a plan to close a number of the Company’s metal service center facilities, which included selling the related real estate in addition to selling several already exited service center facilities. The carrying value of the real estate for all of the Company’s metal service centers were adjusted to their fair values on October 19, 2007 (on the Platinum acquisition date) based on a third party appraisal of each facility.

In accordance with FASB ASC 360-10-35-43, the Company adjusts the carrying value of its facilities to the lower of its carrying amount or fair value less cost to sell when its facilities meet the criteria for classification as a long-lived asset held for sale.

The Company’s actual selling experience of these long-lived assets through the end of the second quarter of 2009 indicates that the listing prices for its held for sale properties has been a reasonable indicator of fair value in the market place. Over this timeframe, the Company has also negotiated sales contracts on several of such held for sale facilities at prices at or in excess of their carrying values that have subsequently failed to close for various reasons other than price.

Due to the weakened real estate market during the third quarter of 2009, the Company further analyzed the fair value of its held for sale assets and compared it to their carrying value at September 30, 2009, which resulted in an impairment charge of $6.1 million. This charge related to: 1) one newly classified facility as held for sale in the third quarter of 2009 when it met the criteria of FASB ASC 360-10-45-9 and resulted in an impairment charge of $2.4 million, 2) the finalization of two sales contracts in the third quarter of 2009 for two facilities previously classified as held for sale resulting in an impairment charge of $0.4 million and 3) the recording of an impairment charge of $3.3 million to reduce the carrying value of two facilities previously classified as held for sale based on changes in their fair value less cost to sell.

The largest of the held for sale facilities is located in Illinois. Prior to the fourth quarter of 2009, the value of this facility was based upon the third party appraisal obtained at the Platinum acquisition in October 2007. There had been a number of potential buyers that contacted and entered into negotiations with the Company for the Illinois facility. One such bidder, where the contract was substantially in final form, for a price in excess of the carrying value, failed to close because the buyer was unable to secure financing. Accordingly, the Company continued to believe the recorded estimate was reasonable at September 30, 2009. In the fourth quarter of 2009, the Company received another offer on our Illinois facility. This offer was significantly lower than the Company’s then current estimate of the facilities’ fair value less cost to sell. As a result of the continued poor economic conditions in the real estate market throughout the US, in the fourth quarter of 2009, the Company engaged a third party valuation firm to provide real estate appraisals on all of the Company’s held for sale real estate assets in order to determine their current fair values. The real estate appraisals showed that the fair values for these properties were lower than the carrying amount and, therefore, the Company recorded an impairment charge of $13.2 million in the fourth quarter of 2009 comprising four properties to reduce the carrying value of impacted assets to their fair value less cost to sell.

57.	Comment: We note from your disclosure on page 8 that on September 16, 2009, JT Ryerson entered into a purchase agreement for a carbon and alloy steel service center in Texas. Please revise to disclose this transaction and the expected transaction close date as a subsequent event in the notes to your financial statements. Alternatively, if you do not believe this transaction is material, please explain the basis for this conclusion.

Response: The Company has revised the Registration Statement on page F-40 to comply with the Staff’s comment.

58.	Comment: We note from your disclosure on page 23 and 24 of the filing that upon completion of this offering Platinum will continue to control all matters submitted for approval by the stockholders through its ownership of more than 50% of the outstanding common stock. Please revise your subsequent event footnote to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Response: The Company has revised the Registration Statement on page F-40 to comply with the Staff’s comment.

59.	Comment: We note from your disclosure on page 9 that in connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors a termination fee. Please revise to disclose the nature and amount of this termination fee as a subsequent event in MD&A and the notes to the financial statements.

Response: The Company will include the missing information regarding the Services Agreement Termination in a subsequent pre-effective amendment to the Registration Statement and acknowledges that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

Note 16. Participation Plan, page F-65

60.	Comment: We note your disclosure that as of September 30, 2009, 87.5 million performance units have been granted, of which 21.9 million have vested as of the date hereof. In light of the qualifying events that must occur before participants are entitled to receive compensation for their vested units, please tell us and revise your note to disclose how you will account for these units in the future (i.e. if qualifying events occur). Include as part of your response and revised disclosure how you determine the fair value of the units. Also, please indicate whether the dividend that is expected to be paid in connection with the offering will represent a “qualifying event” and if so, please tell us and disclose in the notes to the financial statements the amount of expense that will be recognized. Additionally, include any of the applicable disclosures set forth in FASB ASC 718-10-50-2 (paragraph A240 of SFAS No. 123R) in the notes to the Company’s financial statements.

Response: The Company respectfully submits that it accounts for the performance units granted under the 2009 Participation Plan (the “Plan”) as liability-classified awards under FASB ASC 718, “Compensation – Stock Compensation”. In accordance with FASB ASC 718-10-25-11, the performance units meet the conditions for classification as a liability based on the condition within the award agreement that the Company would be required to make cash payments to participants if a “qualifying event” occurs, which includes the payment of cumulative cash dividends by the Company to its principle stockholders.

The fair value of the performance units are based upon cash dividends to and net proceeds from sales of common stock of the Company by its principal stockholders through the end of each period that have occurred or are probable of occurring. Changes in the fair value are recognized as compensation expense in the period they occur based upon the percentage of the requisite service earned at the end of each period. A cash dividend paid to the Company’s principle stockholders or the sale of some or all of the common stock of the Company by its principle stockholders, is deemed a “qualifying event”, however, no amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock exceed $875 million. The Company is unable to estimate the total amount of cash dividends to and the net proceeds from sale of common stock of the Company by its principle stockholders through the Plan’s expiration on February 15, 2014 to determine if it is probable that these qualifying events will exceed the $875 million threshold included in the Plan. In addition, our compensation committee may alter, amend or terminate the Plan at any time with or without the approval of the participants. Accordingly, the Company determines the fair value of the performance units at the end of each period based upon cash dividends to and net proceeds from sales of common stock of the Company by its principle stockholders through the end of each period that have occurred or are probable of occurring. As a result, the fair value of the performance units at December 31, 2009, was zero. Accordingly, no compensation expense was recorded for the performance units as of December 31, 2009.

The Company has revised the Registration Statement on pages F-19 and F-20 to expand the discussion of the Plan, including the $875 million cumulative threshold for the recognition of any compensation expense.

Exhibit 23.1 Consent of Ernst & Young

61.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment.

Other

62.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

Ryerson, Inc. Form 10-K and Form 10-Qs

63.	Comment: Please address our comments on the financial statements and related disclosures included in the Form S-1 registration statement of Ryerson Holding Corporation in future filings of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Ryerson, Inc., where applicable.

Response: The Company acknowledges the Staff’s comment and will address the Staff’s overall comments on the Registration Statement in future filings of Ryerson Inc.’s periodic reports, as applicable.

Signatures, page II-3

64.	Comment: Please add the language to indicate that the registration statement has been signed by the following persons in the capacities and on the dates indicated. Refer to Signatures, on Form S-1.

Response: The Company has revised the Registration Statement on Page II-3 to comply with the Staff’s comment.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Ms. Chanda DeLong, Staff Attorney

Terence R. Rogers, Chief Financial Officer

Cristopher Greer, Esq.